Exhibit 3.36.1

CERTIFICATE OF AMENDMENT

TO THE BYLAWS OF

HIC GAMING CALIFORNIA, INC.

The undersigned, the duly acting and qualified Secretary of HIC Gaming California, Inc., a California corporation (the “Company”), hereby certifies that the following amendment to the Bylaws of the Company (the “Bylaws”) was duly adopted by the shareholders of the Company on May 30, 2017:

Article III, Section 1 of the Bylaws entitled “Number and Election of Directors” shall be deleted in its entirety and replaced with the following:

“Section 1. Number and Election of Directors. The number of directors that shall constitute the Board of Directors at any time shall be not less than three (3) nor more than five (5); provided, however, that (a) so long as the Corporation has only one shareholder, the number may be one (1) or two (2), and (b) so long as the Corporation has only two shareholders, the number of directors of the Corporation may be two (2). The exact number of directors shall be fixed within the limits set forth above, from time to time, by a vote of a majority of the directors then holding office or by a majority of the outstanding voting shares of the Corporation. Initially the number of directors shall be three (3). Each elected director shall hold office until the next Annual Meeting and until his successor is duly elected and qualified, or until his earlier resignation or removal.”

This foregoing statement is true and correct to the best of my knowledge, and this Certificate of Amendment is executed at McLean, Virginia as of May 30, 2017.

/s/ Kristin A. Campbell
Kristin A. Campbell, Secretary